
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 13, 2006

VIA U.S. Mail

National Registered Agents, Inc. of NV
1000 E. William St., Suite 204
Carson City, NV 89701

      **Re:    Genesis Holdings, Inc.**
              **Registration Statement on Form SB-2**
              **Filed September 15, 2006**
              **File No. 333-137380**

Dear Mr. Pratte:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed September 15, 2006

General

1.     We note that you have been subject to the reporting requirements of the 1934 Act since approximately 1990 when your predecessor merged with West American Energy, Inc.  Since then you have only filed a form 10-Q for the period ended

September 30, 2001 and a form 10-K for the year ended December 31, 2001. We will not be able to continue with the review of this registration statement until you address the reporting delinquency and you are current in your reporting obligations.

2.  To minimize the likelihood that we will issue comments, please make corresponding changes where applicable throughout your document.

3.  Please monitor your need to update financial statements and consents.

4.  We note that you refer to Don Bankston on pages 6 and 20, and that you refer to Larry Don Bankston on page 22 and elsewhere. If this is the same individual, please revise your document to refer to him with consistency. If these are two individuals, please clarify their relationship.

5.  Please provide the dealer prospectus delivery obligation representation, as required by Item 502 of Regulation S-B.

6.  It appears that the persons conducting the offering may be affiliated with the selling shareholders. Clarify whether the selling shareholders will be offering their shares concurrently with the conduct of the public offering. If so, please explain how you intend to do this. Do you intend to implement any mechanism whereby you will be able to segregate the shares that are sold for the selling shareholders' account from the shares sold by the registrant? Also, discuss any conflict of interest that might ensue as result of the concurrent offering. Please advise. We may have further comments.

7.  Throughout the filing you refer to your agreement to sell 172 lots to Wells Homes, Inc. The Agreement of Purchase & Sale, however, refers to 173 lots, which were to be sold to Walls Homes, Inc. Please reconcile the inconsistency.

8.  Ensure that your disclosure throughout the filing is reflective of the scope of your operations, which are very limited in nature and unprofitable. The reader should not be provided with disclosure that suggests that your prospects are other than what they actually are. Ensure that you provide disclosure that is balanced and complete. In this regard, we note the Risk Factor section, which given its length and the inclusion of risks that are not specific to you and your situation could be read to suggest that you face the risk of entities with more extensive operations. We also note the disclosure in the Description of Business section.

9.  Please fill in all blanks relating to information you are not entitled to omit under Rule 430A.

Cover Page, page 1

10. Please disclose the amount of net proceeds on a per share and for the total amount of the offering. See Item 501 of Regulation S-B.

11. Revise the statement that "[t]he Securities and Exchange Commission may deem a selling security holder underwriter." Rather, state, in general terms, that a selling security holder may be deemed an underwriter.

12. We note that you "intend" to apply for trading on the OTC bulletin board. Delete any reference to trading on the OTC bulletin board until you have actually applied for listing.

Risk Factors, page 5

13. We note that in the introductory paragraph to your risk factors section you state that this section is not complete, that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Delete this language from your introductory paragraph.

14. Some of the risks you have cited could apply to any company in the real estate industry. Please limit your risk factor disclosure to risks that are specific to your business. In this regard, we note the risks discussed under "Risks Related to Investments in Real Estate Company." Revise the section to make it more specific to you and your current situation.

15. Please avoid language that has the effect of mitigating the risk your present. State the risk plainly and concisely. We note, for example, "[a] lthough the Company does not presently intend to," "there is no assurance," "there can be no assurance," "[i] f we are unable to respond," and "[t]here is no assured market."

16. We note that some of your subheadings describe facts about your company and operations; however, they do not discuss the risks associated with such facts. Please revise to disclose the associated risks. We note the following subheadings:
   - "We may not disclose potential business combinations to investors" on page 7;
   - "We may be subject to the risks associated with leveraged transactions" on page 8;
   - "You are investing in an unspecified property offering" on page 8;
   - "Management has limited experience with real estate development" on page 8;
   - "We will have limited investment diversifications and do not rely on mathematical formulas" on page 8;

- "Many real estate costs are fixed regardless of the increase in value on the underlying property" on page 9;
- "There is no assured market for properties and there is risk of illiquidity" on page 9;
- "We are subject to zoning and environmental controls" on page 9;
- "We are subject to uninsured losses" on page 10;
- "We cannot control certain factors affecting performances and values" on page 10; and
- "We are subject to competition" on page 10.

17.    We note that there are substantial doubts that you may continue as a going concern, as noted in the auditor's report dated April 19, 2006. Please discuss this in a risk factor.

18.    Please discuss the risks associated with having a controlling shareholder. In this regard, we note that after the resale offering, Bankston Third Family Limited Partnership will hold a 70.6% controlling equity interest in the company.

Management may not run the company in a profitable manner and you may …, page 6

19.    Please revise the subheading to clarify the cause and effect for the discussed risk. Although you describe the resultant risk that the company may not be managed in a profitable manner and that therefore shareholders may lose their investment, you do not disclose the reason for the risk, namely the limited experience of your management.

We will have limited investment diversification and do not rely on mathematical formulas, page

20.    It appears that you have grouped within this risk factor a number of risk factors that may warrant separate discussion. For example, you discuss the decreased demand for real estate property or the fluctuation in mortgage rates. These factors appear to be material given the current housing market environment. Please discuss the factors under separate subheadings.

We are subject to zoning and environmental controls, page 9

21.    Please discuss whether you may encounter any potential liability for environmental cleanup and/or remediation relating to the lots you currently own.

22.    Please explain what you mean by "outside management."

Use of Proceeds, page 13

23.     It is not clear why you included a reference to the working capital reserve, which you indicate will be used for a general corporate purpose.  Please revise to clarify.  Also, note that stating that a portion of the proceeds will be allocated for "a general corporate purpose" is not sufficient.  Consistent with Item 504 of Regulation S-B, you must specify each and all of the purposes for which you intend to use the proceeds.

Dilution, page 13

24.     You state that taking into account the estimated net proceeds from the offering of $2,900,000, your net tangible book value at June 30, 2006, would have been approximately $3,829,688 or $0.18 per share, based on a total of 21,780,226 shares.  Please explain why your disclosure with regard to dilution is not based on 24,780,226 shares.  That is, why are the 3,000,000 shares that you intend to sell, from which the proceeds would be derived, excluded?

Description of Business, page 15

25.     To the extent not disclosed, provide the information required by Item 102(c) and (b) of Regulation S-B.

26.     We note that the registration was filed under the name AABB Inc.; however, the company is identified in the registration statement as Genesis Holdings, Inc.  Please disclose when you changed your name.  If a name change has not occurred yet, please disclose when you intend to proceed with the change.

27.     Please discuss in necessary detail the process of developing lots into finished lots.  Discuss your involvement in the process and disclose whether you source any portion of the work to third parties.  We may have further comments.

28.     Please expand your disclosure to explain whether the 172 lots being developed by you comprise all or only part of the 55.509 acres that Genesis acquired.  We note your discussions about "any future phases of the Bankston Meadows development" and "Phase II of Bankston Meadows."  It is not clear from your disclosure whether or not you currently own the land that would be developed in future phases.

29.     Disclose the number of your employees.

Competition and Market Factors, page 17

30.     We note your disclosure that you "plan to compare favorably to other builders."  Your earlier disclosure indicates that you are developing land for sale to a builder,

not that you are a builder yourself.  Please clarify whether you are building or intend to build structures or are only developing land to be built upon by your builder-customers.

## Plan of Operations, page 17

31.    Please disclose for how long you can satisfy your cash requirements.

32.    Clarify whether additional costs are anticipated relating to the lots owned but not yet sold.  We note that the costs per lot on the balance sheet of Genesis Land Development LLC at June 30, 2006, are roughly equal to the costs per lot that it recorded relating to lots already sold.

33.    Please explain why your Statements of Income indicate that 36 lots were sold in the six months ended June 30, 2006, when the lot closing schedule called for only 28 lots to be sold on January 11, 2006.  We note that the disclosure on page 15 indicates that 28 lots were sold in January.  Please clarify.

## Description of Property, page 18

34.    Please amend your disclosure to describe the acreage that you currently own, not the acreage that you once owned.

## Selling Security Holders, page 18

35.    Please identify the natural person with the power to vote or dispose of the securities being offered for resale by Bankston Third Family Limited Partnership.  Provide this information in the Security Ownership of Certain Beneficial Owners and Management section also.

## Directors, Executive Officers, Promoters and Controls Persons, page 20

36.    Disclose all the information required by Item 401 of Regulation S-B, including the age of the named officer and director; the term of their employment with you, and the amount of time the named officer devotes to your business.

## Security Ownership of Certain Beneficial Owners and Management, page 21

37.    Please disclose separately the amount of shares held by your officer and director.

## Certain Relationship and Related Transactions, page 22

38.    Please expand the description of the merger transaction to identify the former owners of Genesis Land Development, LLC, and their relationship, if any, with the registrant.  If such persons are or were affiliated to the registrant, please

disclose whether the terms of the merger agreement were equivalent to the terms of a transaction with an unaffiliated party.

Financial Statements

39.    Please amend your filing to include the pro forma financial statements required by Regulation S-B, Item 310(d).  Provide disclosure with these pro forma financial statements that explains how you will account for the July 1, 2006, acquisition of Genesis Land Development, LLC.

Financial Statements of Genesis Land Development, LLC, page 38

40.    Please consider classifying your real estate assets, as appropriate, into the following general classifications:  unimproved land, land held for development or sale, land under development and residential lots.

41.    Please restate your financial statements to include rent expense relating to the office space that is donated by your affiliate.

42.    Please tell us how you accounted for the Dallas real estate that was contributed on September 30, 2003, by Larry Don Bankston.

Note 1 Summary of Significant Accounting Policies, page 43

43.    Please revise your summary to include accounting policies for the following:

- your method of allocating cost to unit sales,
- your capitalization policy for property taxes and other carrying costs,
- your methodology for determining the fair value of your real estate inventory (inventory should be carried at the lower of cost of fair market value) and
- if and how you capitalize interest costs.

Long-Lived Assets, page 44

44.    We note you refer to Statement of Financial Accounting Standard ("SFAS") No. 121.  Please note SFAS No. 144, issued in August 2001, supersedes SFAS No. 121.  Please revise your policy to state, if true, that you account for the disposal and impairment of long-lived assets under the guidance of SFAS No. 144.  We note a similar disclosure on page 53.

Exhibit 5.1

45.     The opinion should address all the applicable laws.  Please obtain a new opinion that does not include the limitation to the Nevada Business Corporation Act or excludes any other applicable laws.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     A. Sifford
        S. Eisen
        C. Moncada-Terry

        VIA FACSIMILE
        Stephen R. Boatwright
        Keller Rohrback, PLC
        602-248-2822